UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the first quarter results ended July 23, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 29, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard announces its results
for the first quarter of fiscal 2007

Solid growth in total revenues and in merchandise and service gross margins and continued expansion
of the North American network

  For the quarter ended July 23, 2006, net earnings amounted to US$44.6 million or US$0.21 per share on a diluted basis, a decline of US$9.5 million. Excluding unusual items and those over which Couche-Tard has little control, net earnings would have reached US$61.7(1) million or US$0.30 per share on a diluted basis, up 14.0% over the net earnings of the first quarter of the previous year. These unusual factors include a retroactive income tax expense of US$9.9 million in the first quarter, following the adoption of Bill 15 by the Government of Quebec.

  Revenues rose 30.9% or US$674.8 million, to US$2.86 billion.

  The merchandise and service gross margin increased by 1.0% and achieved 34.1%.

  Couche-Tard's financial position remains sound with cash of US$249.8 million as at July 23, 2006, shareholders' equity of US$998.8 million and a net interest-bearing debt to total capitalization ratio of 0.20:1(2).

  Expansion and differentiation: Couche-Tard acquired 90 Company-operated stores, opened or built 53 affiliated stores and eight Company-operated stores and deployed its IMPACT program in 39 Company-operated stores in North America. Subsequent to the period, it acquired 24 Stop-n-Save stores in Louisiana and signed an agreement to acquire 24 Sparky's stores in west-central Florida and another agreement to acquire 54 Holland Oil/Close to Home stores in Ohio.

ATD.A, ATD.B / TSX

Laval, August 29, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the first quarter of fiscal 2007, i.e. the 12-week period ended July 23, 2006.

"The first quarter featured solid growth in total revenues and in merchandise and service gross margins, both in Canada and the United States, despite unfavorable weather during half of the quarter in some regions of Canada. Our innovation and product mix strategies made a substantial contribution to this growth. Net earnings for the period, which amounted to US$44.6 million, were affected by the negative impact of Bill 15 that resulted in an unusual and retroactive income tax expense of US$9.9 million in the first quarter, as well as by the negative impacts of the lower margin on motor fuel and higher electronic payment modes related expense. We continued to expand our network by acquiring 90 Spectrum stores on June 12, 2006. This was a very good acquisition in markets with strong potential and it contributed US$52.8 million to revenues for the first six weeks in our U.S. Southeast market," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.
______________

(1)  These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

(2)  This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt. The following table provides information on exchange rates based upon the Bank of Canada's closing rates expressed in US dollars per Cdn$1.00:

	12-week periods ended
	July 23, 2006	July 17, 2005
Average for period (1)	0.8966	0.8042
Period end	0.8784	0.8192

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Period

Business Acquisition

On June 12, 2006, Couche-Tard acquired 90 Company-operated stores from Spectrum Stores, Inc. and Spectrum Holding, Inc. (Spectrum) for a cash consideration of $139.9 million. These stores operate mainly under the Spectrum banner in the States of Alabama and Georgia (United States).

Growth of the Store Network
	Company-
	operated	Affiliated
	stores	stores	Total
Number of stores, beginning of the quarter	3,632	1,351	4,983
Acquired	90	-	90
Opened / built	8	53	61
Closed	(11)	(9)	(20)
Converted to affiliated stores	(3)	3	-
Number of stores, end of the quarter	3,716	1,398	5,114

Deployment of the IMPACT program

During the quarter, Couche-Tard implemented its IMPACT program in 39 Company-operated stores. This means that 47.4% of its Company-operated stores have now been converted to the IMPACT program, providing excellent scope for future internal growth. The slight decline in this ratio compared to the information released on April 30, 2006 is attributable to stores acquired during the quarter that have not yet been renovated.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard's operations for the 12-week periods ended July 23, 2006 and July 17, 2005:
(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 23, 2006	July 17, 2005	Change
Statement of Operations Data:
Merchandise and service revenues (1):
United States	705.5	653.3	52.2	8.0%
Canada	387.7	337.4	50.3	14.9%
Total merchandise and service revenues	1,093.2	990.7	102.5	10.3%
Motor fuel revenues:
United States	1,520.7	1,009.9	510.8	50.6%
Canada	243.2	181.7	61.5	33.8%
Total motor fuel revenues	1,763.9	1,191.6	572.3	48.0%
Total revenues	2,857.1	2,182.3	674.8	30.9%
Merchandise and service gross profit (1):
United States	237.2	212.9	24.3	11.4%
Canada	135.4	115.0	20.4	17.7%
Total merchandise and service gross profit	372.6	327.9	44.7	13.6%
Motor fuel gross profit:
United States	70.3	67.6	2.7	4.0%
Canada	15.4	13.3	2.1	15.8%
Total motor fuel gross profit	85.7	80.9	4.8	5.9%
Total gross profit	458.3	408.8	49.5	12.1%
Operating, selling, administrative and general	339.4	298.0	41.4	13.9%
expenses
Depreciation and amortization of property and
equipment and other assets	27.8	22.7	5.1	22.5%
Operating income	91.1	88.1	3.0	3.4%
Net earnings	44.6	54.1	(9.5)	(17.6%)
Other Operating Data:
Merchandise and service gross margin(1):
Consolidated	34.1%	33.1%	1.0%
United States	33.6%	32.6%	1.0%
Canada	34.9%	34.1%	0.8%
Growth of same-store merchandise revenues (2) (3):
United States	4.7%	5.6%
Canada	2.9%	5.2%
Motor fuel gross margin:
United States (cents per gallon) (3)	13.60	14.86	(1.26)	(8.5%)
Canada (Cdn cents per litre)	4.75	4.76	(0.01)	(0.2%)
Volume of motor fuel sold (4):
United States (millions of gallons)	534.9	467.4	67.5	14.4%
Canada (millions of litres)	361.7	348.0	13.7	3.9%
Growth of same-store motor fuel volume (3) :
United States	3.6%	10.3%
Canada	3.4%	5.1%
Per Share Data:
Basic net earnings per share (dollars per share)	0.22	0.27	(0.05)	(18.5%)
Diluted net earnings per share (dollars per share)	0.21	0.26	(0.05)	(19.2%)

	July 23, 2006	April 30, 2006		Change
Financial position:
Total assets	2,422.1	2,369.2	52.9	2.2%
Interest-bearing debt	522.3	524.1	(1.8)	(0.3%)
Shareholders' equity	998.8	966.0	32.8	3.4%
Ratios:
Net interest-bearing debt/total capitalization (5)	0.20:1	0.15:1
Net interest-bearing debt/EBITDA (6)	0.56:1(7)	0.39:1

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars. (3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first quarter for the fiscal year that will end on April 29, 2007 as well as the results of the second, third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results and Financial Position for the First Quarter of fiscal year 2007

Results of Operations

Revenues amounted to $2.9 billion for the 12-week period ended July 23, 2006, up 30.9% or $674.8 million of which $52.8 million is attributable to the Spectrum acquisition.

The growth in merchandise and service revenues was $102.5 million or 10.3%, of which $40.0 million is related to the 11.5% appreciation of the Canadian dollar compared with the US dollar. In the United States, growth of same-store merchandise revenues was 4.7%, while it was 2.9% in Canada. The cigarettes, beverages and food services categories recorded the most significant increases, with combined growth of $55.0 million. Energy drinks and water posted the sharpest increase in the beverage category. With an increasing number of beer caves in the U.S. markets, this category was also able to record constant growth in sales. The Company also continues to benefit from its pricing and product mix strategies, as well as the ongoing implementation of the IMPACT program throughout its network. Nevertheless, poor weather in Canada during six weeks of the quarter slowed sales to a certain degree.

Motor fuel revenues increased by 48.0% or $572.3 million of which $324.8 million is attributable to a higher average retail price at the pump in United States and Canada Company-operated stores, as presented in the following table (starting with the second quarter of the fiscal year ended April 30, 2006):
					Weighted
Quarter	2nd	3rd	4th	1st	average
53-week period ended July 23, 2006
United States (US dollars per gallon)	2.62	2.33	2.30	2.86	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	96.08	90.82
52-week period ended July 17, 2005
United States (US dollars per gallon)	1.86	1.91	2.07	2.18	2.00
Canada (Cdn cents per litre)	76.53	73.79	78.60	82.79	77.68

In the United States, growth in same-store motor fuel volume was 3.6% in the first quarter of fiscal 2007 while it was 3.4% in Canada. These increases mainly reflect the selective pricing strategies implemented by the Company in certain regions of the United States to stimulate sales, which was partially offset by the volatile nature of the motor fuel business and strong competition in some regions.

The merchandise and service gross margin was 34.1%, an increase of 1.0% over the 33.1% for the same quarter of fiscal 2006. The merchandise and service gross margin in the United States was 33.6%, also up 1.0% over the 32.6% for the same quarter last year. In Canada, it was 34.9% compared with 34.1% for the first quarter of fiscal 2006, an increase of 0.8%. In both Company's U.S. and Canadian markets, improvements in purchasing terms, changes in product mix with a focus on higher-margin items, the launch of new products that were well received by customers and generated higher margins, as well as the implementation of the IMPACT program in an increasing number of stores are behind the increase in gross margin. However, the increase in merchandise and service gross margin in the United States and Canada was also affected by the Company's pricing strategies on certain product categories designed to increase volume.

In the United States, the motor fuel gross margin, for Company-operated stores, decreased to 13.60¢ per gallon compared to 14.86¢ per gallon in the corresponding quarter of the previous fiscal year. In Canada, the motor fuel gross margin for the entire network was relatively stable, reaching Cdn4.75¢ per litre for the quarter ended July 23, 2006 compared with Cdn4.76¢ per litre for the quarter ended July 17, 2005. As it was stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of Couche-Tard Company-operated stores in the United States for the last four quarters, commencing with the second quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
53-week period ended July 23, 2006
Before deduction of expenses related to electronic payment modes	17.05	17.63	10.96	13.60	14.82
After deduction of expenses related to electronic payment modes	13.55	14.39	7.65	9.78	11.36
52-week period ended July 17, 2005
Before deduction of expenses related to electronic payment modes	12.44	16.30	11.26	14.86	13.90
After deduction of expenses related to electronic payment modes	9.89	13.61	8.51	11.88	11.16

For the first quarter of fiscal 2007, the motor fuel gross margin for the Company-operated stores in the U.S. fell $6.4 million (excluding the increase due to the rise in volume). Net of expenses related to electronic payment modes, the gross margin (excluding the increase due to the rise in volume) fell $10.7 million. However, these factors were offset by the positive impact of the increase in volume generated by the Company's pricing strategies in the U.S. amounting to approximately $9.0 million for its Company-operated stores.

Operating, selling, administrative and general expenses increased by 0.9% as a percentage of merchandise and service revenues. These costs were mainly affected by expenses related to electronic payment modes, which vary in line with motor fuel revenues, by higher salaries attributable, among other things, to labor shortages in certain regions, and by increasing number of fuel drive-offs resulting from the sharp rise in motor fuel prices.

Depreciation and amortization of property and equipment and other assets increased primarily because of investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in the Company's network.

Financial expenses were up $1.3 million compared to the quarter ended July 17, 2005. This change is mainly attributable to higher interest rates and the negative variance of $1.2 million related to interest rate swaps, offset by $2.2 million in interest income generated from the investing of the Company's excess cash.

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, Couche-Tard posted an unusual retroactive income tax expense of $9.9 million in the first quarter. Excluding the impact of Bill 15, the effective income tax rate for this quarter was 34.0%. The effective income tax rate is affected by the growing impact of the increase in earnings before income taxes related to the Company's activities in the United States.

Net earnings were $44.6 million or $0.22 per share and $0.21 per share on a diluted basis, compared with $54.1 million or $0.27 per share and $0.26 per share on a diluted basis for the same quarter last year. Net earnings for the period were affected notably by the following factors over which the Company has little control:
12-week period
(In millions of US dollars)	ended July 23, 2006

First quarter net earnings as reported	44.6

Negative impact related to Bill 15	9.9

Negative impact related to the decrease in motor fuel margin, after taxes (1)	4.2

Negative impact related to the increase in expense related to electronic payment modes, after taxes (2)	4.1

Positive impact related to the change in the exchange rate (3)	(1.1)

Adjusted first quarter net earnings (4)	61.7

(1)  Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.

(2)  Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.

(3)  Impact of the increase in the value of the Canadian dollar compared with the US dollar.

(4)  These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Taking these factors into account, net earnings for the quarter ended July 23, 2006 would have amounted to $61.7 million or $0.30 per share on a diluted basis, an increase of 14.0% over the net earnings of the quarter ended July 17, 2005.

Liquidity and Capital Resources

The capital expenditures and acquisitions realized during the first quarter were financed using the Company's excess cash. Couche-Tard is confident that it will be able to continue financing its capital expenditures and smaller acquisitions using excess cash provided by operating activities and the monetization of its real estate portfolio. Any major acquisition would be financed through a combination of additional debt, the monetization of its real estate portfolio and, as a last resort, issuing additional shares.

As at July 23, 2006, the Company's credit facilities were unused except for letters of credit totaling $15.5 million with respect to the U.S. facility and Cdn$0.9 million for the Canadian facility.

Selected Consolidated Cash Flow Information
(In millions of US dollars)	12-week periods ended
	July 23, 2006	July 17, 2005	Change
Operating activities
Cash flows(1)	75.7	78.4	(2.7)
Other	17.1	(19.5)	36.6
Net cash provided by operating activities	92.8	58.9	33.9
Investing activities
Business acquisitions	(139.9)	-	(139.9)
Purchase of property and equipment, net of proceeds from the disposal of
property and equipment	(28.0)	(32.4)	4.4
Proceeds from sale and leaseback transactions	5.2	16.8	(11.6)
Other	(8.2)	(0.3)	(7.9)
Net cash used in investing activities	(170.9)	(15.9)	(155.0)
Financing activities
Repayment of long-term debt	(1.9)	(1.6)	(0.3)
Issuance of shares, net of share issue expenses	-	0.2	(0.2)
Net cash used in financing activities	(1.9)	(1.4)	(0.5)
Company credit rating
Standard and Poor's	BB	BB-
Moody's	Ba1	Ba2

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Activities

The cash provided by other elements is attributable to changes in the Company's non-cash working capital, which come mainly from the increase in income taxes payable, partially offset by the increase in inventories and accounts receivable.

Investing Activities

The Company's major investment during this quarter was the acquisition of 90 Spectrum stores in the United States. Capital expenditures are related primarily to the ongoing implementation of the IMPACT program throughout the network and the replacement of equipment in some stores to enhance the product and service offering.

Financing Activities

Couche-Tard repaid $1.9 million of its long-term debt during the first quarter of 2007.

Financial Position

As indicated by the indebtedness ratios presented in the "Selected Consolidated Financial Information" section and the net cash provided by operating activities, Couche-Tard continues to show an excellent financial position.

The rise in the Company's total assets mainly reflects the acquisition of 90 Spectrum stores, which increased property and equipment by $75.4 million, inventory by $23.1 million and goodwill by $39.0 million. These items were offset by the $81.7 million decrease in cash and cash equivalents also following the acquisition of these stores.

Summary of Quarterly Results
(In millions of US dollars, except per share data,	12-week
unaudited)	period
	ended
	July 23,	53-week period ended				Extract of the 52-week period ended
	2006	April 30, 2006				April 24, 2005
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks
							restated	restated
Revenues	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2	1,840.3
Earnings before depreciation and amortization of
property and equipment and other assets,
financial expenses and income taxes	118.9	84.0	128.2	115.6	110.8	68.7	92.6	84.3
Depreciation and amortization of property and
equipment and other assets	27.8	26.8	33.4	24.0	22.7	21.6	26.4	18.8
Operating income	91.1	57.2	94.8	91.6	88.1	47.1	66.2	65.5
Financial expenses	8.5	8.5	10.8	7.5	7.2	7.4	10.3	6.6
Net earnings	44.6	32.1	54.5	55.5	54.1	32.5	36.3	38.3
Net earnings per share
Basic	0.22 $	0.16 $	0.27 $	0.27 $	0.27 $	0.16 $	0.18 $	0.19 $
Diluted	0.21 $	0.15 $	0.26 $	0.27 $	0.26 $	0.16 $	0.18 $	0.19 $

Subsequent Events to July 23, 2006

Acquisitions

On August 24, 2006, Couche-Tard signed an agreement with Holland Oil Company to acquire 54 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in September 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis. This transaction will be carried out using the Company's excess cash.

On August 21, 2006, Couche-Tard finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 million financed from the Company's excess cash.

On August 17, 2006, Couche-Tard signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in West Central Florida, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in October 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis. This transaction will be carried out using the Company's excess cash.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.

Outstanding shares and stock options

As at August 22, 2006, Couche-Tard had 56,185,812 Class A multiple voting shares and 145,862,474 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,299,780 outstanding stock options for the purchase of Class B subordinate voting shares.

Dividends

In line with the Company's dividend policy, the Board of Directors approved and declared a quarterly dividend of Cdn$0.025 per share for the fourth quarter of 2006, which was paid on July 31,2006. Subsequent to the end of the first quarter of 2007, the Board of Directors approved and declared a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, payable on September18,2006.

Outlook

"Quality of management and cost control at every level of our organization remain a priority, along with innovation, deployment of our IMPACT program and the ongoing expansion of our network in strategic markets. As planned and announced, we will continue to invest over the coming periods to have our IMPACT program implemented in some 500 stores by the end of fiscal 2007, while closing current acquisitions and taking advantage of new expansion opportunities consistent with our growth objectives in our North American markets", Alain Bouchard indicated.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable as a publicly traded company in its business sector. The Company currently operates a network of 5,114 convenience stores, 3,180 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada covering seven provinces and territories and five which cover 23 American states. Approximately 38,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on August 29, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-814-4861 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, August 29, 2006 from 4:30 p.m. until Tuesday, September 5, 2006 at 11:59 p.m. by dialing 1-877-289-8525 — access code 21200713 followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Revenues	2,857.1	2,182.3
Cost of sales	2,398.8	1,773.5
Gross profit	458.3	408.8

Operating, selling, administrative and general expenses	339.4	298.0
Depreciation and amortization of property and equipment and other assets	27.8	22.7
	367.2	320.7
Operating income	91.1	88.1
Financial expenses	8.5	7.2
Earnings before income taxes	82.6	80.9
Income taxes (Note 3)	38.0	26.8
Net earnings	44.6	54.1

Net earnings per share (Note 4)
Basic	0.22	0.27
Diluted	0.21	0.26
Weighted average number of shares (in thousands)	202,041	202,006
Weighted average number of shares – diluted (in thousands)	208,125	207,106
Number of shares outstanding at end of period (in thousands)	202,048	202,034

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)
	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Balance, beginning of period	9.4	5.6
Stock-based compensation (Note 6)	1.0	1.2
Balance, end of period	10.4	6.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)
	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Balance, beginning of period	505.0	317.5
Net earnings	44.6	54.1
	549.6	371.6
Dividends	(4.5)	-
Balance, end of period	545.1	371.6
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Operating activities
Net earnings	44.6	54.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other
assets, net of amortization of deferred credits	25.0	20.9
Future income taxes	4.1	2.4
Loss on disposal of property and equipment and other assets	2.0	1.0
Deferred credits	5.0	2.2
Other	3.7	0.2
Changes in non-cash working capital	8.4	(21.9)
Net cash provided by operating activities	92.8	58.9

Investing activities
Business acquisition (Note 2)	(139.9)	-
Purchase of property and equipment	(31.2)	(33.1)
Proceeds from sale and leaseback transactions	5.2	16.8
Liabilities assumed on business acquisitions	(5.0)	-
Proceeds from disposal of property and equipment	3.2	0.7
Increase in other assets	(3.2)	(0.3)
Net cash used in investing activities	(170.9)	(15.9)

Financing activities
Repayment of long-term debt	(1.9)	(1.6)
Issuance of shares, net of share issue expenses	-	0.2
Net cash used in financing activities	(1.9)	(1.4)
Effect of exchange rate fluctuations on cash and cash equivalents	(1.7)	0.5
Net (decrease) increase in cash and cash equivalents	(81.7)	42.1
Cash and cash equivalents, beginning of period	331.5	252.7
Cash and cash equivalents, end of period	249.8	294.8

Supplemental information:
Interest paid	17.1	13.7
Income taxes paid	3.7	4.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)
	As at July 23,	As at April 30,
	2006	2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	249.8	331.5
Temporary investments	21.1	21.4
Accounts receivable	164.4	153.0
Income taxes receivable	-	0.7
Inventories	345.4	322.3
Prepaid expenses	13.4	15.2
Future income taxes	13.7	18.9
	807.8	863.0
Property and equipment	1,089.5	1,014.1
Goodwill	284.8	245.8
Trademarks and licenses	166.7	175.4
Deferred charges	26.6	28.2
Other assets	46.3	42.1
Future income taxes	0.4	0.6
	2,422.1	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	680.9	681.8
Income taxes payable	33.5	-
Current portion of long-term debt	8.3	8.0
Future income taxes	0.1	0.1
	722.8	689.9
Long-term debt	514.0	516.1
Deferred credits and other liabilities	131.2	127.2
Future income taxes	55.3	70.0
	1,423.3	1,403.2

Shareholders' equity
Capital stock	351.0	351.0
Contributed surplus	10.4	9.4
Retained earnings	545.1	505.0
Cumulative translation adjustments	92.3	100.6
	998.8	966.0
	2,422.1	2,369.2
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer's sales.

2. BUSINESS ACQUISITION

Effective June 12, 2006, the Company purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States.

This acquisition was settled for a total cash consideration of $139.9 financed using the Company's excess cash. The preliminary allocation of the purchase price of the acquisition described below was established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocation is subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocation is based on the estimated fair values on the date of the acquisition:
$
Assets acquired
Inventories	9.0
Property and equipment	92.2
Other assets	1.6
Total assets	102.8
Liabilities assumed
Accounts payable and accrued liabilities	1.7
Deferred credits and other liabilities	3.2
Total liabilities	4.9
Net tangible assets acquired	97.9
Trademark	0.4
Goodwill	41.6
Total consideration paid, including direct acquisition costs	139.9

Most of the goodwill related to this transaction is deductible for tax purposes.

3. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE
	12-week period			12-week period
	ended July 23, 2006			ended July 17, 2005
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	44.6	202,041	0.22	54.1	202,006	0.27

Dilutive effect of stock options		6,084	(0.01)		5,100	(0.01)
Diluted net earnings available for
Class A and B shareholders	44.6	208,125	0.21	54.1	207,106	0.26

A total of 230,600 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 23, 2006. There are 925,100 stock options excluded from the calculation for the 12-week period ended July 17, 2005.

5. CAPITAL STOCK

As at July 23, 2006, the Company has 56,232,652 (56,594,692 as at July 17, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,815,634 (145,438,810 as at July 17, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 23, 2006, 9,299,780 (9,143,900 as at July 17, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0. For the 12-week period ended July 17, 2005, the stock-based compensation costs amount to $1.2.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

 risk-free interest rate of 4.37%;
 expected life of 8 years;
 expected volatility of 35%;
 expected quarterly dividend of Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at July 17, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 23, 2006, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.2. For the corresponding 12-week period ended July 17, 2005, the net expense is $1.0. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:
	12-week period			12-week period
	ended July 23, 2006			ended July 17, 2005
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	705.5	387.7	1,093.2	653.3	337.4	990.7
Motor fuel	1,520.7	243.2	1,763.9	1,009.9	181.7	1,191.6
	2,226.2	630.9	2,857.1	1,663.2	519.1	2,182.3
Gross Profit
Merchandise and services	237.2	135.4	372.6	212.9	115.0	327.9
Motor fuel	70.3	15.4	85.7	67.6	13.3	80.9
	307.5	150.8	458.3	280.5	128.3	408.8
Property and equipment and
goodwill (a)	922.6	451.7	1,374.3	620.4	413.9	1,034.3

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.1, which will result in a net claim of about $13.2. The net book value of the damaged assets is lower than the net claim. As at July 23, 2006, the Company has received $4.3 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

10. SUBSEQUENT EVENTS

Business acquisitions

On August 24, 2006, the Company signed an agreement with Holland Oil Company to acquire 54 stores operating under the Holland Oil and Close to You banners in Ohio, United States. The transaction amount will be determined on closing.

On August 21, 2006, the Company finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 financed from the Company's available cash.

On August 17, 2006, the Company signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States. The transaction amount will be determined on closing.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.